SUBSCRIPTION AGREEMENT

(Mezzanine Financing)

For the Private Placement of Common Shares

of

AFRICO RESOURCES LTD.

THIS AGREEMENT, as of the acceptance date set forth below, is between:
AFRICO RESOURCES LTD., a British Columbia company with an address of Suite 1540 - 800 West Pender Street, Vancouver, British Columbia, V6C 2V6
(the “Issuer”)
AND
RUBICON MINERALS CORPORATION
Full Name of Subscriber
Suite 1540 - 800 West Pender Street, Vancouver, BC V6C 2V6
Address of Subscriber
(the “Subscriber”)

Registration Particulars (if different from above address)

INSTRUCTIONS FOR SUBSCRIBERS

All Subscribers:

Complete the name, address and registration information at page 1 above (if not already filled in) and complete and sign page of this Subscription Agreement.

Courier your originally executed copy of this Subscription Agreement, together with a cheque made payable to “Africo Resources Ltd.” for the subscription proceeds, to Africo Resources Ltd., attention David W. Adamson, at the Issuer’s address set out above.

1.	Subscription and Consideration

The Subscriber hereby subscribes for and agrees to purchase 1,420,000 common shares in the capital of the Issuer (the “Securities”) at a price of CAD$1.50 per common share for an aggregate purchase amount (the “Purchase Price”) of CAD$2,130,000.

2.	Representations and Warranties of the Issuer

The Issuer represents and warrants that:

(a)	the Issuer has the full power and authority to enter into and perform this Agreement and to do all other acts which may be necessary to consummate the transactions contemplated hereby;

(b)
the issue of the Securities will, at the time of their issuance, have been approved by all requisite corporate action of the Issuer and the Securities will, upon issue and delivery, be validly issued as fully paid and non-assessable common shares in the capital of the Issuer;

(c)	it is a “private issuer” as such term is defined in Canadian Securities Administrators Multilateral Instrument 45-103, “Capital Raising Exemptions” (“MI 45-103”)”, namely:

(i)	it is not a reporting issuer, a mutual fund or a non-redeemable investment fund,

(ii)	its designated securities

A.	are subject to restrictions on transfer that are contained in the Issuer’s constating documents or security holders’ agreements, and

B.
are beneficially owned, directly or indirectly, by not more than 50 persons or companies, counting any two or more joint registered owners as one beneficial owner, and not counting employees and former employees of the Issuer or its affiliates, and

(iii)	it has distributed designated securities only to persons or companies described in section 2.1(1) of MI 45-103; and

(d)
to the best of the Issuer’s knowledge, no commission or finder’s fee has been paid to any director, officer, founder or control person of the Issuer in connection with the sale of the Securities, except if the Subscriber is an accredited investor.

3.	Representations, Warranties, Acknowledgements and Covenants of the Subscriber

The Subscriber represents, warrants, acknowledges and covenants that:

(a)
the Subscriber is purchasing the Securities as principal, and not on behalf of, or with the intention of reselling any of the Securities to, any other person, and the Subscriber is a current holder of common shares in the capital of the Issuer;

(b)	the Subscriber has the legal capacity and competence to enter into and execute this Agreement and to take all actions required pursuant hereto;

(c)
the entering into of this Agreement and the transactions contemplated hereby will not result in the violation of any of the terms and provisions of any law applicable to the Subscriber or of any agreement, written or oral, to which the Subscriber may be a part or by which the Subscriber is or may be bound;

(d)
this Agreement has been duly executed and delivered by the Subscriber and constitutes a legal, valid and binding agreement of the Subscriber, enforceable against the Subscriber in accordance with its terms;

(e)
the Subscriber has been independently advised as to the restrictions with respect to trading and the applicable resale restrictions imposed in respect of the Securities by securities legislation in the jurisdiction in which the Subscriber resides and confirms that no representation has been made respecting the restrictions with respect to trading and the applicable resale restrictions relating to the Securities and is aware of the risks and other characteristics of the Securities and of the fact that the Subscriber may not resell the Securities except in accordance with the applicable securities legislation and regulatory policies;

(f)
the Subscriber acknowledges that an investment in the Securities is subject to a number of risk factors. In particular, the Subscriber acknowledges that the Issuer is not currently a “reporting issuer” under applicable Canadian securities legislation and therefore the applicable hold period with respect to the Securities may never expire. Accordingly, there is currently no market for the Securities and one may never develop. It may be difficult or even impossible for the Subscriber to sell the Securities. Resale of the Securities will require the availability of exemptions from the registration and prospectus requirements of applicable securities legislation, or the application for a discretionary order of a securities commission or similar regulatory authority permitting the trade. The Subscriber covenants and agrees to comply with any applicable securities legislation, and any other relevant securities orders or policies concerning the purchase, holding and resale of the Securities;

(g)	the Subscriber is resident in the jurisdiction set out on page 1 of this Agreement;

(h)	to the best of the Subscriber’s knowledge, the sale of the Securities was not advertised;

(i)
the Subscriber acknowledges that the Securities have not been registered under the United States Securities Act of 1933, as amended (the “1933 Act”) and may not be offered or sold in the United States unless registered under the 1933 Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available, and that the Issuer has no obligation or present intention of filing a registration statement under the 1933 Act in respect of the Securities;

(j)
the Subscriber acknowledges and agrees that the offer to purchase the Securities was not made to the Subscriber when the Subscriber was in the United States and at the time the Subscriber’s subscription was delivered to the Issuer, the Subscriber was outside the United States and that: (i) the Subscriber is not and will not be purchasing the Securities for the account or benefit of any U.S. Person (as such term is defined in Regulation S promulgated under the 1933 Act); and (ii) the Subscriber is not a U.S. Person;

(k)	no securities commission or similar regulatory authority has reviewed or passed on the merits of the Securities;

(l)	there is no government or other insurance covering the Securities;

(m)	there are risks associated with the purchase of the Securities;

(n)
there are restrictions on the Subscriber’s ability to resell the Securities and it is the responsibility of the Subscriber to find out what those restrictions are and to comply with them before selling the Securities;

(o)
the Issuer has advised the Subscriber that the Issuer is relying on an exemption from the requirements to provide the Subscriber with a prospectus and to sell securities through a person registered to sell securities under the Securities Act (British Columbia) (the “Act”) and, as a consequence of acquiring securities pursuant to this exemption, certain protections, rights and remedies provided by the Act, including statutory rights of rescission or damages, will not be available to the Subscriber;

(p)
the Subscriber has not received or been provided with a prospectus, offering memorandum or similar document and the decision to enter into this agreement and to purchase the Securities has not been based upon any verbal or written representations as to fact or otherwise made by or on behalf of the Issuer;

(q)	it will immediately notify the Issuer if any of its representations and warranties contained herein would be inaccurate if made after the date hereof but on or before the closing date;

(r)	no person has made any written or oral representations to the Subscriber:

(i)	that any person will resell or repurchase the Securities;

(ii)	that any person will refund the purchase price of the Securities;

(iii)	as to the future price or value of the Securities; or

(iv)
that the Securities will be listed and posted for trading on a stock exchange or quoted on any quotation and trade reporting system, or that application has been made or will be made, to list and post the Securities for trading on a stock exchange or quote the Securities on any quotation and trade reporting system;

(s)
the Subscriber acknowledges that it has been encouraged to obtain independent legal, income tax and investment advice with respect to its purchase of the Securities and accordingly, has had the opportunity to acquire an understanding of the meanings of all terms contained herein relevant to the Subscriber for purposes of giving representations, warranties, acknowledgements and covenants under this Agreement; and

(t)
the funds representing the Purchase Price which will be advanced by the Subscriber to the Issuer hereunder will not represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) Act (Canada) (the “PCMLA”) and the Subscriber acknowledges that the Issuer may in the future be required by law to disclose the Subscriber’s name and other information relating to this Agreement and the purchase hereunder, on a confidential basis, pursuant to the PCMLA. To the best of the Subscriber’s knowledge none of the funds representing the Purchase Price to be provided by the Subscriber (i) have been or will be derived from or related to any activity that is deemed criminal under the law of Canada, the United States of America, or any other jurisdiction, or (ii) are being tendered on behalf of a person or entity who has not been identified to the Subscriber. The Subscriber shall promptly notify the Issuer if the Subscriber discovers that any of such representations ceases to be true, and shall provide the Issuer with appropriate information in connection therewith.

4.	Further Assurances

The parties hereto covenant and agree to execute and deliver such further agreements and documents and to provide such further assurances as may be required by either party to give effect to this Agreement and, without limiting the generality of the foregoing, to do all acts and things, execute and deliver all documents, agreements and writings and provide such assurances, undertakings and information as may be required from time to time by all regulatory or governmental bodies or stock exchanges having jurisdiction over the Issuer’s affairs.

5.	Compliance and Cooperation with Regulatory Requirements

The Subscriber agrees to abide by any requirements respecting the Securities, including any mandatory pooling or escrow requirements, imposed by the British Columbia Securities Commission (the “Commission”) and any other regulatory authority having jurisdiction over the Issuer (including any stock exchange) and agrees to duly execute and deliver to the Issuer now or in the future all such other documents or instruments as may be necessary to implement and carry out the terms of this Agreement (including, if required, a replacement, substitute or amended subscription agreement).

6.	Closing Date

The Closing Date will be such date following acceptance of this Agreement by the Issuer as is determined by the Issuer, acting reasonably.

7.	Time of Closing

Time of Closing means 10:00 a.m. (Vancouver time) on the Closing Date, or such other time on the Closing Date as may be determined by the Issuer, acting reasonably.

8.	Condition Precedent

The obligation of the Issuer to carry out the terms of this Agreement and to issue the Securities to the Subscriber is subject to the following condition in favour of the Issuer, which condition may be waived in whole or in part by the Issuer at its discretion:

(a)
that on the Closing Date, the representations, warranties, acknowledgements and covenants of the Subscriber as set forth in section 3 of this Agreement are true and have been fulfilled in every particular way as if such representations, warranties, acknowledgements and covenants had been made by the Subscriber on the Closing Date.

9.	Closing and Payment of Purchase Price

The total Purchase Price will be paid by cheque to the Issuer upon the execution of this Agreement, and will be held in trust by the Issuer until the Time of Closing on the Closing Date. At the Time of Closing, the Issuer will deliver to the Subscriber a share certificate, representing the Securities, against payment of the Purchase Price by the Subscriber to the Issuer.

10.	Counterparts

This Agreement may be executed by facsimile and in as many counterparts as may be necessary, and each of such counterparts so executed will be deemed to be an original and such counterparts together will constitute one and the same instrument.

11.	Governing Law

This Agreement is deemed to have been made in British Columbia and will be governed and construed exclusively in accordance with the laws of British Columbia and the laws of Canada applicable in that province.

DATED the 18th day of April, 2005.

Signature of Subscriber (or authorized

signing officer if Subscriber is not

an individual)

”David Adamson”

Print Name of Subscriber: (name of corporation or other entity if Subscriber is not an individual)	Rubicon Minerals Corporation
If Subscriber is not an individual, name and title of signatory:	David Adamson - President & CEO

ACCEPTED on the 21st day of April, 2005.

AFRICO RESOURCES LTD.

By: “David Adamson”
Authorized Signatory
Name:
Title: